UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

General Bearing Corporation (Name of Issuer)
Common Stock $.01 par value per share (Title of Class of Securities)
369147103 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 369147103

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,344

	8.	Shared Voting Power

	9.	Sole Dispositive Power 175,344

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,344

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4.65%

14.	Type of Reporting Person IN
Attached letter dated 7/28/04
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SCHEDULE 13D
CUSIP No. 369147103

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 13,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .34%

14.	Type of Reporting Person CO
See attached letter dated 7/28/04
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Item 1. Security and Issuer Common Stock of General Bearing Corporation 44 High Street West Nyack, New York 10994

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc. 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA USA

Item 3. Source and Amount of Funds or Other Consideration: Personal, retirement and corporate funds of the individual involved. All Transactions were open market transactions

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The "Whitaker Group" was made aware on April 28, 2004 of an intent by majority owners to take General Bearing Corportaion (GNRL) private at a price that appeared substantially undervalued to our perceived true value of GNRL. In 2001, the majority owners unsuccessfully attempted to acquire minority interests at $6.50. Since 2001, it is the "Whitaker Group" opinion that GNRL is in a much better financial condition than it was in 2001. Pursuant to the pending tender offer at $4, the "Whitaker Group" sent the following letter to Secretary of General Bearing dated 7/28/04.

         July 29, 2004
         Secretary of General Bearing Corp.
         General Bearing Corp.
         44 High Street
         West Nyack, NY 10994

         Dear Sir:

         Pursuant to Delaware General Corporation Law relating to the rights of dissenting stockholders in Section 262, I hereby wish to declare that the shares I represent as a beneficial holder be appraised under the current statue of Delaware law.

         It is my opinion that the price being offered in the going private transaction is a disgrace to corporate democracy since the company is doing so much better than when it came public in 1997 at $7/sh and the price currently being offered in the tender due to initially expire ($4) is totally inadequate.

         I am personally a beneficial holder as of this date, 175,344 shares and Don C. Whitaker, Inc. is the beneficial holder of 13,000 shares. As I am certain you can calculate that totals 188,344 shares which is approximately 4.99% of the total outstanding shares of GNRL.

         Sincerely,

         Don C. Whitaker
         An Individual and also President of
         Don C. Whitaker, Inc.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in the "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in the "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
No
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 4.99% Don C. Whitaker, 175,344 shares 4.65% Don C. Whitaker, Inc., 13,000 shares .34%

(b)

Don C. Whitaker has sole responsibility to vote and dispose of his respective shares. Don C. Whitaker and Don C. Whitaker, Jr., share voting power with regards to shares held in the name of Don C. Whitaker, Inc.

(c)	In the past 60 days, Don C. Whitaker acquired 124,080 shares with a net cost of $456,518.12. In the past 60 days, Don C. Whitaker, Inc., acquired 3000 shares of GNRL with a net cost of $11,410.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	None

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2004
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

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